Exhibit 99.1

SOUTHERN CALIFORNIA BANCORP REPORTS FINANCIAL RESULTS

FOR THE SECOND QUARTER OF 2024

San Diego, Calif., July 29, 2024 – Southern California Bancorp (“us,” “we,” “our,” or the “Company”) (NASDAQ: BCAL), the holding company for Bank of Southern California, N.A. (the “Bank”) announces its consolidated financial results for the second quarter of 2024.

The Company reported net income of $190 thousand for the second quarter of 2024, or $0.01 per diluted share, compared to net income of $4.9 million, or $0.26 per diluted share in the first quarter of 2024, and $6.7 million, or $0.36 per diluted share in the second quarter of 2023.

“Our second quarter of 2024 financial results were impacted by the sale of other real estate owned (“OREO”) properties that sold for $8.3 million, net of selling costs and taxes, resulting in an additional $4.8 million charge to OREO expense in the second quarter,” said David Rainer, Chairman and CEO of the Company and the Bank. “However, we did see improvement in several important financial metrics during the second quarter, including our net interest margin, which increased to 3.94% from 3.80% in the first quarter, as the yield on total interest-earning assets of 5.97% increased 18 basis points and the yield on average total loans increased by 19 basis points to 6.21%. I’m also pleased to report that in the second quarter our cost of funds increased only modestly by 4 basis points to 2.21%, after increasing by 22 and 33 basis points in the prior two quarters, respectively.

“As we announced earlier this month, on July 17, 2024, at their respective shareholder meetings, shareholders of Southern California Bancorp and California BanCorp approved the merger of the two companies, and we expect the transaction to close on July 31, 2024. We are excited about the future and building what we believe will be the premier commercial banking franchise headquartered in the state of California.”

Second Quarter 2024 Highlights

●	Net income of $190 thousand, compared with $4.9 million in the prior quarter
●	Diluted earnings per share of $0.01, compared with $0.26 in the prior quarter
●	Net interest margin of 3.94%, compared with 3.80% in the prior quarter; average loan yield of 6.21% compared with 6.02% in the prior quarter
●	Return on average assets of 0.03%, compared with 0.86% in the prior quarter
●	Return on average common equity of 0.26%, compared with 6.85% in the prior quarter
●	Efficiency ratio (non-GAAP1) of 85.7% compared with 68.4% in the prior quarter; excluding merger related expenses the efficiency ratio was 83.5%, compared with 65.9% in the prior quarter
●	Tangible book value per common share (“TBV”) (non-GAAP1) of $13.71 at June 30, 2024, up $0.02 from $13.69 at March 31, 2024
●	Total assets of $2.29 billion at June 30, 2024, compared with $2.29 billion at March 31, 2024
●	Total loans, including loans held for sale of $1.88 billion at June 30, 2024, compared with $1.89 billion at March 31, 2024
●	Nonperforming assets to total assets ratio of 0.20% at June 30, 2024, compared with 0.84% at March 31, 2024, positively impacted by the sale of $13.1 million in other real estate owned in the second quarter of 2024
●	Total deposits of $1.94 billion at June 30, 2024, increased $5.3 million or 0.3%, compared with $1.93 billion at March 31, 2024
●	Noninterest-bearing demand deposits were $666.6 million at June 30, 2024, representing 34.4% of total deposits, compared with $652.0 million, or 33.8% of total deposits at March 31, 2024

1 Reconciliations of non–U.S. generally accepted accounting principles (“GAAP”) measures are set forth at the end of this press release.

1

●	Cost of deposits was 2.12%, compared with 2.05% in the prior quarter
●	Cost of funds was 2.21%, compared with 2.17% in the prior quarter
●	Bank’s capital exceeds minimums to be “well-capitalized,” the highest regulatory capital category

Second Quarter Operating Results

Net Income

Net income for the second quarter of 2024 was $190 thousand, or $0.01 per diluted share, compared with net income of $4.9 million, or $0.26 per diluted share in the first quarter of 2024. Our second quarter results were negatively impacted by $3.4 million of after-tax loss on the sale of other real estate owned, or $0.18 per diluted share, and $412 thousand of after-tax merger expenses, or $0.02 per diluted share. Excluding merger related expenses in connection with the planned merger with California BanCorp and California Bank of Commerce, the Company would have reported net income (non-GAAP1) of $602 thousand, or $0.03 per diluted share, for the second quarter of 2024. Pre-tax, pre-provision income (non-GAAP1) for the second quarter was $3.2 million, a decrease of $3.8 million or 54.2% from the prior quarter.

Net Interest Income and Net Interest Margin

Net interest income for the second quarter of 2024 was $21.0 million, compared with $20.5 million in the prior quarter. The increase in net interest income was primarily due to a $585 thousand increase in total interest and dividend income, offset by a $72 thousand increase in total interest expense in the second quarter of 2024 as compared to the prior quarter. During the second quarter of 2024, loan interest income increased $473 thousand, total debt securities income increased $16 thousand, and interest and dividend income from other financial institutions decreased $96 thousand. The increase in interest income was due to a number of factors, including a higher average yield across most interest-earning asset categories and changes in the interest-earning asset mix, partially offset by lower average balances of loans and debt securities. Additionally, the previous quarter included the reversal of a nonaccrual loan’s interest income of $168 thousand for which there was no similar activity in the current quarter. Average total interest-earning assets decreased $26.1 million, the result of a $26.4 million decrease in average total loans, a $6.6 million decrease in average deposits in other financial institutions, and a $3.0 million decrease in average total debt securities, partially offset by a $9.3 million increase in average Fed funds sold/resale agreements and a $679 thousand increase in average restricted stock investments and other bank stock. The increase in interest expense for the second quarter of 2024 was primarily due to a $393 thousand increase in interest expense on interest-bearing deposits, the result of a $10.3 million increase in average interest-bearing deposits, coupled with a 9 basis point increase in average interest-bearing deposit costs, partially offset by a $321 thousand decrease in interest expense on Federal Home Loan Bank (“FHLB”) borrowings, the result of a $23.2 million decrease in average FHLB borrowings in the second quarter of 2024.

Net interest margin for the second quarter of 2024 was 3.94%, compared with 3.80% in the prior quarter. The increase was primarily related to an 18 basis point increase in the total interest-earning assets yield, partially offset by a 4 basis point increase in the cost of funds. The yield on total average earning assets in the second quarter of 2024 was 5.97%, compared with 5.79% in the prior quarter. The yield on average total loans in the second quarter of 2024 was 6.21%, an increase of 19 basis points from 6.02% in the prior quarter. The yield on average total loans in the prior quarter included the reversal of nonaccrual loan interest, which decreased the overall loan yield by 4 basis points in the first quarter of 2024. There was no significant reversal of interest income in the second quarter of 2024.

Cost of funds for the second quarter of 2024 was 2.21%, an increase of 4 basis points from 2.17% in the prior quarter. The increase was primarily driven by a 9 basis point increase in the cost of average interest-bearing deposits, an increase in average interest-bearing deposits, and a decrease in average noninterest-bearing deposits. Average noninterest-bearing demand deposits decreased $3.3 million to $658.0 million and represented 34.1% of total average deposits for the second quarter of 2024, compared with $661.3 million and 34.3%, respectively, in the prior quarter; average interest-bearing deposits increased $10.3 million to $1.27 billion during the second quarter of 2024. The total cost of deposits in the second quarter of 2024 was 2.12%, an increase of 7 basis points from 2.05% in the prior quarter. The cost of total interest-bearing deposits increased due primarily to repricing deposits in the higher interest rate environment and peer bank deposit competition.

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Average total borrowings decreased $23.2 million to $45.3 million for the second quarter of 2024, primarily due to a decrease of $23.2 million in average FHLB borrowings during the second quarter of 2024. The average cost of total borrowings was 5.84% for the second quarter of 2024, up from 5.75% in the prior quarter.

Provision for Credit Losses

The Company recorded a provision for credit losses of $2.9 million in the second quarter of 2024, compared to a reversal of credit losses of $331 thousand in the prior quarter. The increase was largely related to a charge-off on a loan for a property with the same guarantor as the OREO sold in the second quarter and the downgrade of a construction loan to substandard. The provision for credit losses in the second quarter of 2024 included a $97 thousand reversal of credit provision for unfunded loan commitments primarily due to lower unfunded loan commitments. Total unfunded loan commitments decreased $16.9 million to $371.5 million at June 30, 2024, from $388.4 million at March 31, 2024. The provision for credit losses for the loans held for investment in the second quarter of 2024 was $3.0 million, an increase of $3.3 million from a reversal of credit losses for the loans held for investment of $314 thousand in the prior quarter. The increase was driven primarily by increases in net charge-offs, and substandard accruing loans, coupled with changes in the portfolio mix, and a change in the reasonable and supportable forecast, primarily related to the economic outlook for California, partially offset by decreases in special mention loans and loans held for investment. The Company’s management continues to monitor macroeconomic variables related to increasing interest rates, inflation and the concerns of an economic downturn, and believes it has appropriately provisioned for the current environment.

Noninterest Income

The Company recorded noninterest income of $1.2 million in the second quarter of 2024, a decrease of $244 thousand compared to $1.4 million in the first quarter of 2024. There was no gain on SBA 7A loan sales in the second quarter of 2024, compared to a gain on sale of $415 thousand on $6.3 million in SBA 7A loan sales in the prior quarter. Noninterest income was also negatively impacted by a $78 thousand decrease in servicing and related income on loans, which was primarily related to accelerated amortization of servicing assets. Other charges and fees increased $223 thousand in the second quarter of 2024 due primarily to higher income from equity investments.

Noninterest Expense

Total noninterest expense for the second quarter of 2024 was $19.0 million, an increase of $4.0 million from total noninterest expense of $15.0 million in the prior quarter. During the second quarter of 2024, the Company sold other real estate owned and recognized a $4.8 million loss. There was no comparable transaction in the first quarter of 2024.

Salaries and employee benefits decreased $834 thousand during the quarter to $8.8 million. The decrease in salaries and employee benefits was primarily the result of lower incentive accruals and payroll taxes, which are generally higher in the first quarter each year, offset by slightly higher compensation and stock-based compensation. Merger and related expenses in connection with the planned merger with California BanCorp and California Bank of Commerce decreased $58 thousand to $491 thousand.

Efficiency ratio (non-GAAP1) for the second quarter of 2024 was 85.7%, compared to 68.4% in the prior quarter. Excluding the loss on sale of OREO, the efficiency ratio (non-GAAP1) for the second quarter of 2024 would have been 64.1%. Excluding the merger and related expenses of $491 thousand, the efficiency ratio (non-GAAP1) for the second quarter of 2024 would have been 83.5%.

Income Tax

In the second quarter of 2024, the Company’s income tax expense was $88 thousand, compared with $2.3 million in the first quarter of 2024. The effective rate was 31.7% for the second quarter of 2024 and 32.0% for the first quarter of 2024. The decrease in the effective tax rate for the second quarter of 2024 was primarily attributable to the impact of the vesting and exercise of equity awards combined with changes in the Company’s stock price over time, and other deferred tax related adjustments.

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Balance Sheet

Assets

Total assets at June 30, 2024 were $2.29 billion, an increase of $4.0 million or 0.2% from March 31, 2024. The increase in total assets from the prior quarter was primarily related to an $18.2 million increase in cash and cash equivalents, offset by a $13.1 million decrease in other real estate owned (“OREO”), net, a $1.5 million decrease in total loans, including loans held for sale, and a $3.3 million decrease in debt securities available-for-sale.

Loans

Total loans held for investment were $1.88 billion at June 30, 2024, a decrease of $5.7 million, compared to March 31, 2024, with second quarter 2024 new originations of $43.3 million and net advances of $28.7 million, offset by payoffs of $76.6 million and the partial charge-off of $1.5 million. Total loans secured by real estate decreased by $6.7 million, with construction and land development loans decreasing by $37.0 million, partially offset by commercial real estate and other loans increasing by $18.3 million, 1-4 family residential loans increasing by $8.0 million and multifamily loans increasing by $4.1 million. Commercial and industrial loans increased by $3.4 million, and consumer loans decreased by $2.4 million. The Company had $7.0 million in SBA 7A loans held for sale at June 30, 2024, compared to $2.8 million at March 31, 2024.

Deposits

Total deposits at June 30, 2024 were $1.94 billion, an increase of $5.3 million from March 31, 2024. Noninterest-bearing demand deposits at June 30, 2024, were $666.6 million, or 34.4% of total deposits, compared with $652.0 million, or 33.8% of total deposits at March 31, 2024. At June 30, 2024, total interest-bearing deposits were $1.27 billion, compared to $1.28 billion at March 31, 2024. At June 30, 2024, total brokered time deposits were $103.4 million, compared to $113.7 million at March 31, 2024. The Company also offers the Insured Cash Sweep (ICS) product, providing customers with FDIC insurance coverage at ICS network institutions. At June 30, 2024, ICS deposits were $239.8 million, or 12.4% of total deposits, compared to $245.3 million, or 12.7% of total deposits at March 31, 2024.

Federal Home Loan Bank (“FHLB”) and Liquidity

The Company was able to repay a portion of its higher cost FHLB borrowings with the liquidity primarily derived from the increase in total deposits during the second quarter of 2024. At June 30, 2024, the Company had overnight FHLB borrowings of $25.0 million, a $2.0 million decrease from March 31, 2024. There were no outstanding Federal Reserve Discount Window borrowings at June 30, 2024 or March 31, 2024.

At June 30, 2024, the Company had available borrowing capacity from the FHLB secured line of credit of approximately $377.8 million and available borrowing capacity from the Federal Reserve Discount Window of approximately $139.5 million. The Company also had available borrowing capacity from three unsecured credit lines from correspondent banks of approximately $75.0 million at June 30, 2024, with no outstanding borrowings. Total available borrowing capacity was $592.3 million at June 30, 2024. Additionally, the Company had unpledged liquid securities at fair value of approximately $123.7 million and cash and cash equivalents of $104.7 million at June 30, 2024.

Asset Quality

Total non-performing assets decreased to $4.7 million, or 0.20% of total assets at June 30, 2024, compared with $19.3 million, or 0.84% of total assets at March 31, 2024.

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The decrease in non-performing assets in the second quarter of 2024 was primarily attributable to the sale of $13.1 million of other real estate owned related to the three-property multifamily OREO in Santa Monica, California, that was downgraded in the third quarter of 2023, partially charged off in the fourth quarter of 2023, foreclosed on in the first quarter of 2024 and sold in the second quarter of 2024. This decrease also included a partial charge-off of $1.5 million for a substandard nonaccrual three-year bridge loan collateralized by an 8-unit multifamily apartment building located in Los Angeles, California. The property has one 10% owner and guarantor in common with the three-property multifamily OREO discussed above. Based on the Company’s internal analysis, which included a review of an updated appraisal, the estimated net collateral value was $4.7 million, which was $1.5 million lower than the subject loan’s net carrying value resulting in a partial charge-off in the second quarter of 2024. A court appointed receiver was put in place at the end of March 2024 and the Company foreclosed on the collateral property in July of 2024.

Total non-performing loans decreased to $4.7 million, or 0.25% of total loans held for investment at June 30, 2024, compared with $6.2 million, or 0.33% of total loans at March 31, 2024. The decrease from March 31, 2024, was due primarily to the aforementioned partial charge-off of $1.5 million for the substandard nonaccrual three-year bridge multifamily loan in the second quarter of 2024.

Special mention loans decreased by $11.7 million during the second quarter of 2024 to $27.9 million at June 30, 2024, due mostly to a $10.4 million decrease in special mention construction and land development loans, a $3.9 million decrease in special mention 1-4 family residential loans, partially offset by a $437 thousand increase in special mention commercial real estate loans, and $2.2 million increase in special mention commercial and industrial loans. Substandard loans increased by $11.8 million during the second quarter of 2024 to $23.1 million at June 30, 2024, due primarily to one construction loan and one 1-4 family residential loan from one relationship totaling $13.3 million that were downgraded to substandard accruing during the second quarter of 2024, partially offset by a partial charge-off of the nonaccrual multifamily loan of $1.5 million.

The Company had no loans over 90 days past due that were accruing interest at June 30, 2024 and March 31, 2024.

There were no loan delinquencies (30-89 days past due, excluding nonaccrual loans) at June 30, 2024 and March 31, 2024.

The allowance for credit losses, which is comprised of the allowance for loan losses (“ALL”) and reserve for unfunded loan commitments, totaled $24.6 million at June 30, 2024, compared to $23.2 million at March 31, 2024. The $1.4 million increase in the allowance included a $3.0 million provision for credit losses for the loan portfolio, offset by a $1.5 million partial loan charge-off discussed above, and a $97 thousand reversal of credit provision for unfunded loan commitments for the quarter ended June 30, 2024.

The ALL was $23.8 million, or 1.27% of total loans held for investment at June 30, 2024, compared with $22.3 million, or 1.18% at March 31, 2024.

Capital

Tangible book value (non-GAAP1) per common share at June 30, 2024, was $13.71, compared with $13.69 at March 31, 2024. In the second quarter of 2024, tangible book value was primarily impacted by net income, stock-based compensation expense, and an increase in net of tax unrealized losses on available-for-sale debt securities. Other comprehensive losses related to unrealized losses, net of taxes, on available-for-sale debt securities increased by $348 thousand to $6.5 million at June 30, 2024, from $6.1 million at March 31, 2024. The increase in the unrealized losses, net of taxes, on available-for-sale debt securities was primarily attributable to factors other than credit related, including increases in market interest rates driven by the Federal Reserve’s policy to fight inflation, and general volatility in credit market conditions. Tangible common equity (non-GAAP1) as a percent of total tangible assets (non-GAAP1) at June 30, 2024, increased to 11.28% from 11.27% in the prior quarter, and unrealized losses, net of taxes, on available-for-sale debt securities as a percent of tangible common equity (non-GAAP1) at June 30, 2024 increased to 2.6% from 2.4% in the prior quarter.

The Bank’s leverage capital ratio and total risk-based capital ratio were 12.16% and 14.34%, respectively, at June 30, 2024. The Bank elected the three-year phase-in period under the regulatory capital rules, which allow a phase-in of the Day 1 Current Expected Credit Losses (“CECL”) transition adjustment to the regulatory capital at 25% per year over a three-year transition period.

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ABOUT SOUTHERN CALIFORNIA BANCORP AND BANK OF SOUTHERN CALIFORNIA, N.A.

Southern California Bancorp (NASDAQ: BCAL) is a registered bank holding company headquartered in San Diego, California. Bank of Southern California, N.A., a national banking association chartered under the laws of the United States (the “Bank”) and regulated by the Office of Comptroller of the Currency, is a wholly owned subsidiary of Southern California Bancorp. Established in 2001 and headquartered in San Diego, California, the Bank offers a range of financial products and services to individuals, professionals, and small- to medium-sized businesses through its 13 branch offices serving Orange, Los Angeles, Riverside, San Diego, and Ventura counties, as well as the Inland Empire. The Bank’s solutions-driven, relationship-based approach to banking provides accessibility to decision makers and enhances value through strong partnerships with its clients. Additional information is available at www.banksocal.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. Examples of forward-looking statements include, among others, statements regarding expectations, plans or objectives for future operations, products or services, loan recoveries and the proposed merger (the “Merger”) of the Company and California BanCorp (“CBC”), as well as forecasts relating to financial and operating results or other measures of economic performance. Forward-looking statements reflect management’s current view about future events and involve risks and uncertainties that may cause actual results to differ from those expressed in the forward-looking statement or historical results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and often include the words or phrases such as “aim,” “can,” “may,” “could,” “predict,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “hope,” “intend,” “plan,” “potential,” “project,” “will likely result,” “continue,” “seek,” “shall,” “possible,” “projection,” “optimistic,” and “outlook,” and variations of these words and similar expressions.

Some factors that could cause actual results to differ materially from historical or expected results include, among others: the risk factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”); changes in real estate markets and general economic conditions, either nationally or locally in the areas in which the Company conducts business; the impact on financial markets from geopolitical conflicts; inflation, interest rate, market and monetary fluctuations; increases in competitive pressures among financial institutions and businesses offering similar products and services; higher than anticipated defaults in the Company’s loan portfolio; changes in management’s estimate of the adequacy of the allowance for credit losses; legislative or regulatory changes or changes in accounting principles, policies or guidelines; the impacts of recent bank failures; the occurrence of any event, change or other circumstances that could give rise to the right of the Company or CBC to terminate their agreement with respect to the Merger; the outcome of any legal proceedings that may be instituted against the Company or CBC; delays in completing the Merger; the failure to satisfy any of the conditions to the Merger on a timely basis or at all; the ability to complete the Merger and integration of the Company and CBC successfully; costs being greater than anticipated; cost savings being less than anticipated; the risk that the Merger disrupts the business of the Company, CBC or both; difficulties in retaining senior management, employees or customers; and other factors that may affect the future results of the Company and CBC.

Additional information regarding these and other risks and uncertainties to which our business and future financial performance are subject is contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and other documents the Company files with the SEC from time to time.

Any forward-looking statement made in this release is based only on information currently available to management and speaks only as of the date on which it is made. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements or to conform such forward-looking statements to actual results or to changes in its opinions or expectations, except as required by law.

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Southern California Bancorp and Subsidiary

Financial Highlights (Unaudited)

	At or for the Three Months Ended			At or for the Six Months Ended
	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	($ in thousands except share and per share data)
EARNINGS
Net interest income	$21,007	$20,494	$23,426	$41,501	$48,318
Provision for (reversal of) credit losses	$2,893	$(331)	$(15)	$2,562	$187
Noninterest income	$1,169	$1,413	$1,096	$2,582	$2,666
Noninterest expense	$19,005	$14,981	$14,607	$33,986	$29,626
Income tax expense	$88	$2,322	$3,212	$2,410	$6,229
Net income	$190	$4,935	$6,718	$5,125	$14,942
Pre-tax pre-provision income (1)	$3,171	$6,926	$9,915	$10,097	$21,358
Adjusted pre-tax pre-provision income (1)	$3,662	$7,475	$9,915	$11,137	$21,358
Diluted earnings per share	$0.01	$0.26	$0.36	$0.27	$0.80
Shares outstanding at period end	18,547,352	18,527,178	18,296,365	18,547,352	18,296,365

PERFORMANCE RATIOS
Return on average assets	0.03%	0.86%	1.18%	0.45%	1.32%
Adjusted return on average assets (1)	0.11%	0.95%	1.18%	0.53%	1.32%
Return on average common equity	0.26%	6.85%	9.93%	3.53%	11.29%
Adjusted return on average common equity (1)	0.82%	7.61%	9.93%	4.19%	11.29%
Yield on total loans	6.21%	6.02%	5.91%	6.11%	5.85%
Yield on interest earning assets	5.97%	5.79%	5.64%	5.88%	5.58%
Cost of deposits	2.12%	2.05%	1.29%	2.08%	1.05%
Cost of funds	2.21%	2.17%	1.38%	2.19%	1.13%
Net interest margin	3.94%	3.80%	4.36%	3.87%	4.54%
Efficiency ratio (1)	85.70%	68.38%	59.57%	77.10%	58.11%
Adjusted efficiency ratio (1)	83.49%	65.88%	59.57%	74.74%	58.11%

As of
June 30, 2024	March 31, 2024	December 31, 2023
($ in thousands except share and per share data)
CAPITAL
Tangible equity to tangible assets (1)	11.28%	11.27%	10.73%
Book value (BV) per common share	$15.81	$15.79	$15.69
Tangible BV per common share (1)	$13.71	$13.69	$13.56

ASSET QUALITY
Allowance for loan losses (ALL)	$23,788	$22,254	$22,569
Reserve for unfunded loan commitments	$819	$916	$933
Allowance for credit losses (ACL)	$24,607	$23,170	$23,502
Allowance for loan losses to nonperforming loans	5.07	x	3.62	x	1.74	x
ALL to total loans held for investment	1.27%	1.18%	1.15%
ACL to total loans held for investment	1.31%	1.23%	1.20%
30-89 days past due, excluding nonaccrual loans	$—	$—	$19
Over 90 days past due, excluding nonaccrual loans	$—	$—	$—
Special mention loans	$27,861	$39,591	$2,996
Special mention loans to total loans held for investment	1.48%	2.10%	0.15%
Substandard loans	$23,080	$11,299	$19,502
Substandard loans to total loans held for investment	1.23%	0.60%	1.00%
Nonperforming loans	$4,696	$6,153	$13,004
Nonperforming loans total loans held for investment	0.25%	0.33%	0.66%
Other real estate owned, net	$—	$13,114	$—
Nonperforming assets	$4,696	$19,267	$13,004
Nonperforming assets to total assets	0.20%	0.84%	0.55%

END OF PERIOD BALANCES
Total loans, including loans held for sale	$1,884,599	$1,886,085	$1,964,791
Total assets	$2,293,693	$2,289,715	$2,360,252
Deposits	$1,935,862	$1,930,544	$1,943,556
Loans to deposits	97.4%	97.7%	101.1%
Shareholders’ equity	$293,219	$292,499	$288,152

(1) Non-GAAP measure. See – GAAP to Non-GAAP reconciliation.

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	At or for the Three Months Ended			At or for the Six Months Ended
ALLOWANCE for CREDIT LOSSES	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	($ in thousands)
Allowance for loan losses
Balance at beginning of period	$22,254	$22,569	$22,391	$22,569	$17,099
Adoption of ASU 2016-13 (1)	—	—	—	—	5,027
Provision for (reversal of) credit losses	2,990	(314)	120	2,676	398
Charge-offs	(1,456)	(1)	(9)	(1,457)	(36)
Recoveries	—	—	—	—	14
Net charge-offs	(1,456)	(1)	(9)	(1,457)	(22)
Balance, end of period	$23,788	$22,254	$22,502	$23,788	$22,502
Reserve for unfunded loan commitments (2)
Balance, beginning of period	$916	$933	$1,673	$933	$1,310
Adoption of ASU 2016-13 (1)	—	—	—	—	439
Reversal of credit losses	(97)	(17)	(135)	(114)	(211)
Balance, end of period	819	916	1,538	819	1,538
Allowance for credit losses	$24,607	$23,170	$24,040	$24,607	$24,040

ALL to total loans held for investment	1.27%	1.18%	1.18%	1.27%	1.18%
ACL to total loans held for investment	1.31%	1.23%	1.26%	1.31%	1.26%
Net (charge-offs) recoveries to average total loans	(0.31)%	0.00%	0.00%	(0.15)%	0.00%

(1)	Represents the impact of adopting ASU 2016-13, Financial Instruments - Credit Losses on January 1, 2023. As a result of adopting ASU 2016-13, our methodology to compute our allowance for credit losses is based on a current expected credit loss methodology, rather than the previously applied incurred loss methodology.
(2)	Included in “Accrued interest and other liabilities” on the consolidated balance sheet.

8

Southern California Bancorp and Subsidiary

Balance Sheets (Unaudited)

	June 30, 2024	March 31, 2024	December 31, 2023
	($ in thousands)
ASSETS
Cash and due from banks	$29,153	$53,695	$33,008
Federal funds sold & interest-bearing balances	75,580	32,847	53,785
Total cash and cash equivalents	104,733	86,542	86,793

Debt securities available-for-sale, at fair value (amortized cost of $132,862, $135,673 and $136,366 at June 30, 2024, March 31, 2024 and December 31, 2023)	123,653	126,957	130,035
Debt securities held-to-maturity, at cost (fair value of $48,476, $49,525 and $50,432 at June 30, 2024, March 31, 2024 and December 31, 2023)	53,449	53,533	53,616
Loans held for sale	6,982	2,803	7,349
Loans held for investment:
Construction & land development	205,072	242,098	243,521
1-4 family residential	157,323	149,361	143,903
Multifamily	187,960	183,846	221,247
Other commercial real estate	1,043,662	1,025,381	1,024,243
Commercial & industrial	283,203	279,788	320,142
Other consumer	397	2,808	4,386
Total loans held for investment	1,877,617	1,883,282	1,957,442
Allowance for credit losses - loans	(23,788)	(22,254)	(22,569)
Total loans held for investment, net	1,853,829	1,861,028	1,934,873

Restricted stock at cost	16,898	16,066	16,055
Premises and equipment	12,741	12,990	13,270
Right of use asset	8,298	8,711	9,291
Other real estate owned, net	—	13,114	—
Goodwill	37,803	37,803	37,803
Core deposit intangible	1,065	1,130	1,195
Bank owned life insurance	39,445	39,179	38,918
Deferred taxes, net	11,080	10,204	11,137
Accrued interest and other assets	23,717	19,655	19,917
Total assets	$2,293,693	$2,289,715	$2,360,252

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand	$666,606	$651,991	$675,098
Interest-bearing NOW accounts	355,994	358,598	381,943
Money market and savings accounts	660,808	661,835	636,685
Time deposits	252,454	258,120	249,830
Total deposits	1,935,862	1,930,544	1,943,556

Borrowings	42,913	44,889	102,865
Operating lease liability	10,931	11,440	12,117
Accrued interest and other liabilities	10,768	10,343	13,562
Total liabilities	2,000,474	1,997,216	2,072,100

Shareholders’ Equity:
Common stock - 50,000,000 shares authorized, no par value; issued and outstanding 18,547,352, 18,527,178 and 18,369,115 at June 30, 2024, March 31, 2024 and December 31, 2023)	224,006	223,128	222,036
Retained earnings	75,700	75,510	70,575
Accumulated other comprehensive loss - net of taxes	(6,487)	(6,139)	(4,459)
Total shareholders’ equity	293,219	292,499	288,152
Total liabilities and shareholders’ equity	$2,293,693	$2,289,715	$2,360,252

9

Southern California Bancorp and Subsidiary

Income Statements - Quarterly and Year-to-Date (Unaudited)

	Three Months Ended			Six Months Ended
	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	($ in thousands except share and per share data)
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$29,057	$28,584	$27,987	$57,641	$55,006
Interest on debt securities	1,229	1,213	833	2,442	1,564
Interest on tax-exempted debt securities	306	306	456	612	943
Interest and dividends from other institutions	1,257	1,161	984	2,418	1,956
Total interest and dividend income	31,849	31,264	30,260	63,113	59,469

INTEREST EXPENSE
Interest on NOW, savings, and money market accounts	7,039	6,770	4,730	13,809	7,633
Interest on time deposits	3,145	3,021	1,531	6,166	2,506
Interest on borrowings	658	979	573	1,637	1,012
Total interest expense	10,842	10,770	6,834	21,612	11,151
Net interest income	21,007	20,494	23,426	41,501	48,318

Provision for (reversal of ) credit losses (1)	2,893	(331)	(15)	2,562	187
Net interest income after provision for (reversal of) credit losses	18,114	20,825	23,441	38,939	48,131

NONINTEREST INCOME
Service charges and fees on deposit accounts	568	525	530	1,093	969
Gain on sale of loans	—	415	77	415	885
Bank owned life insurance income	266	261	232	527	455
Servicing and related (expense) income on loans	(5)	73	87	68	162
Loss on sale of debt securities	—	—	34	—	34
Loss on sale of building and related fixed assets	(19)	—	—	(19)	—
Other charges and fees	359	139	136	498	161
Total noninterest income	1,169	1,413	1,096	2,582	2,666

NONINTEREST EXPENSE
Salaries and employee benefits	8,776	9,610	9,674	18,386	19,915
Occupancy and equipment expenses	1,445	1,452	1,527	2,897	2,974
Data processing	1,186	1,150	1,176	2,336	2,232
Legal, audit and professional	557	516	667	1,073	1,452
Regulatory assessments	347	387	367	734	819
Director and shareholder expenses	229	203	214	432	427
Merger and related expenses	491	549	—	1,040	—
Core deposit intangible amortization	65	65	90	130	181
Other real estate owned expense	4,935	88	—	5,023	—
Other expense	974	961	892	1,935	1,626
Total noninterest expense	19,005	14,981	14,607	33,986	29,626
Income before income taxes	278	7,257	9,930	7,535	21,171
Income tax expense	88	2,322	3,212	2,410	6,229
Net income	$190	$4,935	$6,718	$5,125	$14,942

Net income per share - basic	$0.01	$0.27	$0.37	$0.28	$0.82
Net income per share - diluted	$0.01	$0.26	$0.36	$0.27	$0.80
Weighted average common share-diluted	18,799,513	18,801,716	18,596,228	18,800,614	18,612,944
Pre-tax, pre-provision income (2)	$3,171	$6,926	$9,915	$10,097	$21,358

(1) Included reversal of provision for unfunded loan commitments of $97 thousand, $17 thousand and $135 thousand for the three months ended June 30, 2024, March 31, 2024 and June 30, 2023, respectively, and $114 thousand and $211 thousand for the six months ended June 30, 2024 and 2023, respectively

(2) Non-GAAP measure. See – GAAP to Non-GAAP reconciliation.

.

10

Southern California Bancorp and Subsidiary

Average Balance Sheets and Yield Analysis

(Unaudited)

	Three Months Ended
	June 30, 2024			March 31, 2024			June 30, 2023
	Average Balance	Income/Expense	Yield/Cost	Average Balance	Income/Expense	Yield/Cost	Average Balance	Income/Expense	Yield/Cost
	($ in thousands)
Assets
Interest-earning assets:
Total loans	$1,882,845	$29,057	6.21%	$1,909,271	$28,584	6.02%	$1,900,033	$27,987	5.91%
Taxable debt securities	123,906	1,229	3.99%	126,803	1,213	3.85%	106,208	833	3.15%
Tax-exempt debt securities (1)	53,754	306	2.90%	53,842	306	2.89%	70,470	456	3.29%
Deposits in other financial institutions	47,417	638	5.41%	54,056	716	5.33%	42,770	537	5.04%
Fed funds sold/resale agreements	19,062	261	5.51%	9,771	134	5.52%	17,639	228	5.18%
Restricted stock investments and other bank stock	17,091	358	8.42%	16,412	311	7.62%	16,039	219	5.48%
Total interest-earning assets	2,144,075	31,849	5.97%	2,170,155	31,264	5.79%	2,153,159	30,260	5.64%
Total noninterest-earning assets	150,603			139,672			133,716
Total assets	$2,294,678			$2,309,827			$2,286,875

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing NOW accounts	$361,244	$2,134	2.38%	$359,784	$2,045	2.29%	$308,863	$1,279	1.66%
Money market and savings accounts	653,244	4,905	3.02%	648,640	4,725	2.93%	662,487	3,451	2.09%
Time deposits	259,722	3,145	4.87%	255,474	3,021	4.76%	175,161	1,531	3.51%
Total interest-bearing deposits	1,274,210	10,184	3.21%	1,263,898	9,791	3.12%	1,146,511	6,261	2.19%
Borrowings:
FHLB advances	27,391	387	5.68%	50,593	708	5.63%	22,791	302	5.31%
Subordinated debt	17,901	271	6.09%	17,878	271	6.10%	17,806	271	6.10%
Total borrowings	45,292	658	5.84%	68,471	979	5.75%	40,597	573	5.66%
Total interest-bearing liabilities	1,319,502	10,842	3.30%	1,332,369	10,770	3.25%	1,187,108	6,834	2.31%

Noninterest-bearing liabilities:
Noninterest-bearing deposits (2)	658,001			661,265			805,553
Other liabilities	23,054			26,430			22,727
Shareholders’ equity	294,121			289,763			271,487
Total Liabilities and Shareholders’ Equity	$2,294,678			$2,309,827			$2,286,875

Net interest spread			2.67%			2.54%			3.33%
Net interest income and margin		$21,007	3.94%		$20,494	3.80%		$23,426	4.36%
Cost of deposits	$1,932,211	$10,184	2.12%	$1,925,163	$9,791	2.05%	$1,952,064	$6,261	1.29%
Cost of funds	$1,977,503	$10,842	2.21%	$1,993,634	$10,770	2.17%	$1,992,661	$6,834	1.38%

(1) Tax-exempt debt securities yields are presented on a tax equivalent basis using a 21% tax rate.

(2) Average noninterest-bearing deposits represent 34.05%, 34.35% and 41.27% of average total deposits for the three months ended June 30, 2024, March 31, 2024 and June 30, 2023, respectively.

11

Southern California Bancorp and Subsidiary

Average Balance Sheets and Yield Analysis

(Unaudited)

	Six Months Ended
	June 30, 2024			June 30, 2023
	Average Balance	Income/Expense	Yield/Cost	Average Balance	Income/Expense	Yield/Cost
	($ in thousands)
Assets
Interest-earning assets:
Total loans	$1,896,058	$57,641	6.11%	$1,897,150	$55,006	5.85%
Taxable debt securities	125,355	2,442	3.92%	101,641	1,564	3.10%
Tax-exempt debt securities (1)	53,798	612	2.90%	72,318	943	3.33%
Deposits in other financial institutions	50,737	1,354	5.37%	40,205	994	4.99%
Fed funds sold/resale agreements	14,417	395	5.51%	21,451	515	4.84%
Restricted stock investments and other bank stock	16,752	669	8.03%	15,474	447	5.83%
Total interest-earning assets	2,157,117	63,113	5.88%	2,148,239	59,469	5.58%
Total noninterest-earning assets	145,135			134,209
Total assets	$2,302,252			$2,282,448

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing NOW accounts	$360,514	$4,179	2.33%	$258,106	$1,595	1.25%
Money market and savings accounts	650,942	9,630	2.98%	673,864	6,038	1.81%
Time deposits	257,598	6,166	4.81%	163,950	2,506	3.08%
Total interest-bearing deposits	1,269,054	19,975	3.17%	1,095,920	10,139	1.87%
Borrowings:
FHLB advances	38,992	1,095	5.65%	18,597	469	5.09%
Subordinated debt	17,890	542	6.09%	17,795	543	6.15%
Total borrowings	56,882	1,637	5.79%	36,392	1,012	5.61%
Total interest-bearing liabilities	1,325,936	21,612	3.28%	1,132,312	11,151	1.99%

Noninterest-bearing liabilities:
Noninterest-bearing deposits (2)	659,633			860,054
Other liabilities	24,741			23,255
Shareholders’ equity	291,942			266,827

Total Liabilities and Shareholders’ Equity	$2,302,252			$2,282,448

Net interest spread			2.60%			3.59%
Net interest income and margin		$41,501	3.87%		$48,318	4.54%
Cost of deposits	$1,928,687	$19,975	2.08%	$1,955,974	$10,139	1.05%
Cost of funds	$1,985,569	$21,612	2.19%	$1,992,366	$11,151	1.13%

(1) Tax-exempt debt securities yields are presented on a tax equivalent basis using a 21% tax rate.

(2) Average noninterest-bearing deposits represent 34.20%, and 43.97% of average total deposits for the six months ended June 30, 2024 and June 30, 2023, respectively.

12

Southern California Bancorp and Subsidiary

GAAP to Non-GAAP Reconciliation

(Unaudited)

The following tables present a reconciliation of non-GAAP financial measures to GAAP measures for: (1) adjusted net income, (2) efficiency ratio, (3) adjusted efficiency ratio, (4) pre-tax pre-provision income, (5) adjusted pre-tax pre-provision income, (6) average tangible common equity, (7) adjusted return on average assets, (8) adjusted return on average equity, (9) return on average tangible common equity, (10) adjusted return on average tangible common equity, (11) tangible common equity, (12) tangible assets, (13) tangible common equity to tangible asset ratio, and (14) tangible book value per share. We believe the presentation of certain non-GAAP financial measures provides useful information to assess our consolidated financial condition and consolidated results of operations and to assist investors in evaluating our financial results relative to our peers. These non-GAAP financial measures complement our GAAP reporting and are presented below to provide investors and others with information that we use to manage the business each period. Because not all companies use identical calculations, the presentation of these non-GAAP financial measures may not be comparable to other similarly titled measures used by other companies. These non-GAAP measures should be taken together with the corresponding GAAP measures and should not be considered a substitute of the GAAP measures.

	Three Months Ended			Six Months Ended
	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	($ in thousands)
Adjusted net income
Net income	$190	$4,935	$6,718	$5,125	$14,942
Add: After-tax merger and related expenses (1)	412	547	—	959	—
Adjusted net income (non-GAAP)	$602	$5,482	$6,718	$6,084	$14,942

Efficiency Ratio
Noninterest expense	$19,005	$14,981	$14,607	$33,986	$29,626
Deduct: Merger and related expenses	491	549	—	1,040	—
Adjusted noninterest expense	18,514	14,432	14,607	32,946	29,626

Net interest income	21,007	20,494	23,426	41,501	48,318
Noninterest income	1,169	1,413	1,096	2,582	2,666
Total net interest income and noninterest income	$22,176	$21,907	$24,522	$44,083	$50,984
Efficiency ratio (non-GAAP)	85.7%	68.4%	59.6%	77.1%	58.1%
Adjusted efficiency ratio (non-GAAP)	83.5%	65.9%	59.6%	74.7%	58.1%

Pre-tax pre-provision income
Net interest income	$21,007	$20,494	$23,426	$41,501	$48,318
Noninterest income	1,169	1,413	1,096	2,582	2,666
Total net interest income and noninterest income	22,176	21,907	24,522	44,083	50,984
Less: Noninterest expense	19,005	14,981	14,607	33,986	29,626
Pre-tax pre-provision income (non-GAAP)	3,171	6,926	9,915	10,097	21,358
Add: Merger and related expenses	491	549	—	1,040	—
Adjusted pre-tax pre-provision income (non-GAAP)	$3,662	$7,475	$9,915	$11,137	$21,358

(1) After-tax merger and related expenses are presented using a 29.56% tax rate.

13

	Three Months Ended			Six Months Ended
	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	($ in thousands)
Return on Average Assets, Equity, and Tangible Equity
Net income	$190	$4,935	$6,718	$5,125	$14,942
Adjusted net income (non-GAAP)	$602	$5,482	$6,718	$6,084	$14,942

Average assets	$2,294,678	$2,309,827	$2,286,875	$2,302,252	$2,282,448
Average shareholders' equity	294,121	289,763	271,487	291,942	266,827
Less: Average intangible assets	38,900	38,964	39,250	38,932	39,294
Average tangible common equity (non-GAAP)	$255,221	$250,799	$232,237	$253,010	$227,533

Return on average assets	0.03%	0.86%	1.18%	0.45%	1.32%
Adjusted return on average assets (non-GAAP)	0.11%	0.95%	1.18%	0.53%	1.32%
Return on average equity	0.26%	6.85%	9.93%	3.53%	11.29%
Adjusted return on average equity (non-GAAP)	0.82%	7.61%	9.93%	4.19%	11.29%
Return on average tangible common equity (non-GAAP)	0.30%	7.91%	11.60%	4.07%	13.24%
Adjusted return on average tangible common equity (non-GAAP)	0.95%	8.79%	11.60%	4.84%	13.24%

	June 30, 2024	December 31, 2023
	($ in thousands except share and per share data)
Tangible Common Equity Ratio/Tangible Book Value Per Share
Shareholders’ equity	$293,219	$288,152
Less: Intangible assets	38,868	38,998
Tangible common equity (non-GAAP)	$254,351	$249,154

Total assets	$2,293,693	$2,360,252
Less: Intangible assets	38,868	38,998
Tangible assets (non-GAAP)	$2,254,825	$2,321,254

Equity to asset ratio	12.78%	12.21%
Tangible common equity to tangible asset ratio (non-GAAP)	11.28%	10.73%
Book value per share	$15.81	$15.69
Tangible book value per share (non-GAAP)	$13.71	$13.56
Shares outstanding	18,547,352	18,369,115

INVESTOR RELATIONS CONTACT

Kevin Mc Cabe

Bank of Southern California

kmccabe@banksocal.com

818.637.7065

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